U.S. Bank Global Fund Services
615 E. Michigan Street
Milwaukee, WI 53202

January 8, 2021

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, D.C. 20549

Re:    Managed Portfolio Series (the “Trust”)
Securities Act Registration No: 333-172080
Investment Company Registration No: 811-22525

Dear Sir or Madam:

Pursuant to Rule 145 under the Securities Act of 1933 (the “1933 Act”), the Trust hereby submits a registration statement on Form N-14 (the “Registration Statement”). The Registration Statement is being filed to register IS Class, Institutional Class and Investor Class shares of beneficial interest, of the Jackson Square Large-Cap Growth Fund (the “Large-Cap Growth Fund”), a series of the Trust.

The Registration Statement contains a Prospectus/Proxy Statement (the “Prospectus/Proxy”) that reflects a proposal to shareholders of Delaware U.S. Growth Fund (the “Fund”), a series of Delaware Group Adviser Funds, to reorganize the Fund into the Large-Cap Growth Fund. It is anticipated that this Registration Statement will become effective on or about February 8, 2021, pursuant to Rule 488 under the 1933 Act.

If you have any questions or require further information, do not hesitate to contact the undersigned at (414) 765-6611.

Sincerely,

/s/ Thomas A. Bausch

Thomas A. Bausch
Secretary of Managed Portfolio Series